United States securities and exchange commission logo





                             October 28, 2022

       Peng Li
       Chairman and Chief Executive Officer
       QuantaSing Group Ltd
       Room 710, 5/F, Building No. 1
       Zone No. 1, Ronghe Road
       Chaoyang District, Beijing 100102
       People   s Republic of China

                                                        Re: QuantaSing Group
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
29, 2022
                                                            CIK No. 0001932770

       Dear Peng Li:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover page

   1. We note your disclosure on the prospectus cover page that you will be a controlled company following the
offering. Please disclose, if true, that Mr. Peng Li will have the ability to determine
all matters requiring approval by stockholders.
   2.                                                   We note your disclosure
in the sixth paragraph that    QuantaSing Group Limited is a
                                                        Cayman Islands holding
company with no substantive operations    and that you    carry out
                                                        [y]our business in
China through [y]our wholly-owned PRC subsidiary (   WFOE   ) and its
 Peng Li
FirstName
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            Group Ltd
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            2022          Group Ltd
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         contractual arrangements, commonly known as the VIE structure.
Please revise to
         expressly state that you are not a Chinese operating company, as disclosed on page 95. In addition, explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.
3. Please revise to more clearly disclose that if the Accelerating Holding Foreign Companies
         Accountable Act is enacted, it would decrease the period of time in which your ADSs may be prohibited from trading or delisted from three years to two years.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable and provide cross-references to the condensed consolidating schedule and the consolidated financial statements. In addition, discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
         VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-
         references to these other discussions.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
         alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-
         reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary
Who We Are, page 1

7. Please revise the fourth paragraph to also discuss and disclose your net income or losses for the referenced periods.
Corporate History and Structure, page 3

8. We note your disclosure about your corporate structure that involves a VIE based in
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            Group Ltd
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         China. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of
the VIE   s operations
         and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which
the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the
         VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
Risks and Challenges
Risks related to our corporate structure, page 5

9. We note your summary of risks related to your corporate structure describing risks arising from the legal system in China. Please expand your disclosure to discuss risks that the
         Chinese government may intervene or influence your operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, provide a specific cross-reference (title and page number) to the relevant individual detailed risk factor for each of the principal risks and challenges provided.
Cash and asset flows through our organization, page 8

10. We note your disclosure about how cash is transferred through your organization and capital contribution amounts as of June 30, 2021 and 2022. Please expand to disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions and limitations on your ability to distribute earnings from the company to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-
         references to the condensed consolidating schedule and the consolidated financial statements.
 Peng Li
QuantaSing Group Ltd
October 28, 2022
Page 4
Regulatory Permissions and Licenses for Our Operations in China and This Offering, page 10

11. Please refer to the first paragraph. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained. Additionally, we note your disclosure that
         "[a]s of the date of this prospectus, our WFOE and the affiliated entities have obtained the licenses, permits and registrations from the PRC government authorities that are material for our business operations in China." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.
12. Please refer to the second paragraph. We note your disclosure that "[you]... have applied for and completed a cybersecurity review for this offering and listing pursuant to the
         Cybersecurity Review Measures." Please revise to discuss in greater detail your application and when approval was granted. Additionally, we note that this disclosure tends to contradict the subsequent disclosure in the remaining paragraph. Please reconcile. Additionally, to the extent a cybersecurity review is not necessary, please revise to discuss how you came to that conclusion, why that is the case, and the basis on which you have made that determination.
13.      Please refer to the second paragraph. Please revise to provide the name of the
         PRC counsel who provided advice regarding your permissions and approvals requirement
         conclusions and file such counsel   s consent as an exhibit to the
registration statement.
14. We note your disclosure that you are covered by permissions requirements from the
         CSRC and CAC, and that you have not been requested to obtain or denied any permissions by any Chinese authority. Please revise to state whether you are covered by permissions requirements from any other governmental agency that is required to approve the VIE's operations; and whether the VIEs are covered by permissions requirements from the CSRC or CAC. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Implications of Being a Controlled Company, page 12

15. We note your disclosure that you are permitted to elect not to comply with certain corporate governance requirements. Please revise to clarify those that you intend to
FirstName LastNamePeng Li
       voluntarily follow and those you do not, so that it is clear to what extent you intend to take
Comapany   NameQuantaSing
       advantage               Group
                  of the "foreign     Ltd issuer" and "controlled company"
exceptions available
                                  private
Octoberto28,
          you. Make
             2022 Pageconforming
                        4         disclosures throughout the prospectus, as
appropriate.
FirstName LastName
 Peng Li
FirstName
QuantaSingLastNamePeng Li
            Group Ltd
Comapany
October 28,NameQuantaSing
            2022          Group Ltd
October
Page 5 28, 2022 Page 5
FirstName LastName
Conventions that Apply to this Prospectus, page 13

16. We note your disclosure that your reference to China or the PRC excludes Taiwan, Hong
         Kong, and Macau. Please clarify that the    legal and operational
risks associated with
         operating in China also apply to operations in Hong Kong/Macau/Taiwan. In addition, to the extent material, discuss the applicable laws and regulations in Hong
         Kong/Macau/Taiwan, as applicable, as well as the related risks and consequences. To the extent material, please also consider making conforming changes in your Regulation section on page 150 to address regulations in Hong Kong/Macau/Taiwan that may affect your business operations.
Risk Factors, page 27

17. Your risk factor disclosure on page 41 regarding global systemic economic and financial crisis including concerns over the rising level of inflation in major industrial countries;
         and on page 48 regarding increases in labor costs, inflation and implementation of stricter labor laws in the PRC, indicates that you may have had or believe that there is a potential risk that inflation may impact your business. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
The Chinese government has significant authority to exert influence on the China operations of an of shore holding company..., page 56

18.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to discuss the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Recent greater oversight by the CAC over data security..., page 58

19. Please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Use of Proceeds, page 85

20. Please revise to disclose, if true, that you expect the proceeds to be used in China in the form of RMB and that you will need to convert any capital contributions or loans from
         U.S. dollars to RMB.
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            Group Ltd
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Enforceability of Civil Liabilities, page 92

21.      We note your disclosure related to the    Enforceability    challenges
of bringing actions and
         enforcing judgments or liabilities against most of your directors and officers who are nationals or residents of jurisdictions other than the United States. If such directors and officers are located in the PRC or Hong Kong, state as much and identify the relevant individuals.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Key Factors Affecting Results of Operations
Specific factors affecting results of operations, page 99

22. We note per page 135 that you have launched 19 series of personal interest courses, including financial literacy courses and other trending personal interest courses. Please tell us your consideration of including the number of free introductory courses and premium courses being offered for each period presented.

Revenues from individual online learning services, page 109

23. Please quantify the extent to which the 47.1% (or $110 million) increase in revenues from financial literacy courses are due to changes in the average price of premium financial literacy classes and the increase in the market demand for your online financial literacy courses. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4 of Form F-1.
Results of Operations
Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2021 Revenue from enterprise services, page 110

24. Please quantify the key factors which contributed to the 28.6% increase in enterprise services revenue. Refer to Item 5.A.1 of Form 20-F as referenced from
Item 4(a) of Form
         F-1.
Liquidity and Capital Resources, page 113

25. We note your disclosure in the Business section that you are in the process of developing technical and operating services to enterprises interested in developing their proprietary online learning platform services. Please include a discussion here of
management   s
         planned capital expenditures or any known trends relating to your enterprise-related expenditures. Additionally, revise to clarify your expected costs in order to complete and commercialize the development. Refer to Item 5.B of Form 20-F. Industry Overview, page 124

26. Your statement that [t]he information presented in this section has been derived from an industry report commissioned by us and that [n]either we nor any other party involved in
 Peng Li
QuantaSing Group Ltd
October 28, 2022
Page 7
         this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information appears to disclaim responsibility with respect to the commissioned third-party information. Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Therefore, please either delete this disclosure or revise to state that you are responsible for such information.
Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies
(q) Revenue recognition
(ii) Enterprise services, page F-28

27. We note per page 41 that you generally calculate and collect service fees for marketing services based on the quality and quantity of the leads generated and/or amount of services offered. Please explain in more detail how these fees are determined, including how the quality and quantity of the leads impacts the amount.
(r) Cost of revenues, page F-30

28. Please tell us whether the costs incurred to create free introductory courses are included in cost of revenues or sales and marketing expenses and the basis for your determination.
(aa) Recently issued accounting pronouncements, page F-33

29. We note that you have disclosed when recently issued accounting standards are effective for public business entities and all other entities. Please disclose the date on which you will adopt each recently issued standard. See SAB Topic 11:M.
Note 19: Disposal of Baichuan, page F-55

30. Please tell us your basis for recognizing the disposal of Beijing ChangYou Star Network
         Technology Co., Ltd., a subsidiary of VIE 1, as a capital transaction. General

31. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
FirstName LastNamePeng Li
       not they retain copies of the communications. Please contact the staff member associated
Comapany
       withNameQuantaSing
            the review of this Group   Ltd
                               filing to discuss how to submit the materials,
if any, to us for our
Octoberreview.
         28, 2022 Page 7
FirstName LastName
 Peng Li
FirstName
QuantaSingLastNamePeng Li
            Group Ltd
Comapany
October 28,NameQuantaSing
            2022          Group Ltd
October
Page 8 28, 2022 Page 8
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       You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Dan Ouyang, Esq.